DATE:	April 12, 2010

TO:	Ms. Jenifer Gallagher
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549

FROM:	Mr. David Suleski
Chief Financial Officer
Atna Resources Ltd.
(Tel) 303-278-8464
(Fax) 303-279-3772

RE: Atna Resource’s Correspondence regarding the SEC Comment Letter dated March 12, 2010, in respect of:

Atna Resources Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2008 (the “Original Filing”)
Filed March 31, 2009
File No. 000-29336

Dear Ms. Gallagher:

The following responses are provided in connection with the above mentioned comment letter. The Company proposes to use the guidance in preparing an Amendment No. 1 of Form 20-F for the Fiscal Year Ended December 31, 2008.

The Company filed its Form 20-F for the Fiscal Year Ended December 31, 2009 (the “Current Filing”) on March 26, 2010. The Company addressed many of the issues identified in the SEC’s comment letters regarding the Original Filing.

Form 20-F for the Fiscal Year Ended December 31, 2008

General

1.
We note that in your March 4, 2010 response letter you present as our comments of February 24, 2010 only a portion of comments one through five. If you choose to reprint our comments in your response letter, we would prefer that you include the full text of each comment. If there are aspects of the comments that you are unable to address, please clarify this in your reply. If you do not include the full text of each comment, include an explanation of why you are responding to only a portion of the comment and indicate when you will address the remaining part.

Response: Your comment is duly noted.

Note 2- Accounting Policies, page 10

2.
We have read your response to prior comment 4, offering clarification of your mineral exploration and development cost accounting policy, indicating that you believe your practice is consistent with U.S. GAAP. However, in your proposed disclosure you continue to explain that exploratory drilling and related costs are capitalized under some circumstances. If you have appropriately characterized the costs as exploratory, consistent with the definition in Industry Guide 7, these would be expensed under U.S. GAAP. If the costs are developmental, also consistent with the definitions in Industry Guide 7, these would be capitalized under U.S. GAAP, and we would expect your description to coincide.

Response: The Company has expensed all costs before mineral reserves were established. Subsequent development drilling within the applicable ore body to add information about the reserves was capitalized. Although we believe the capitalization of the development drilling was proper for US GAAP, the total amount of additional drilling capitalized since reserves were established would not be material in any case. The policy statement in our Current Filing is as follows:

Exploration expenditures

Exploration expenditures relate to the costs, including drilling expense, of locating, defining and evaluating deposits of mineralized material incurred prior to the establishment of ore reserves. Before classifying mineralized material as proven and probable ore reserves, the costs of project activities are expensed as incurred.

Capitalized development costs

Drilling and assessment costs incurred to develop proven and probable ore reserves are classified as development costs and are capitalized as development. Work required in ore reserve development may include: infill drilling and sampling; detail geological and geostatistical modeling; and feasibility study.  The costs of removing barren waste rock at an open pit mining operation with established reserves prior to the commencement of commercial production are capitalized as “deferred stripping” development costs. The production phase of an open pit mine commences when saleable product beyond a de minimis amount are produced. Deferred stripping costs are amortized using the unit-of-production (“UOP”) amortization method, based on the estimated tons of in-place proven and probable ore reserves. Costs incurred to construct tangible assets are capitalized within property, plant and equipment.

Once production has begun, stripping costs incurred are variable production costs recorded as a cost of inventory, which are later recognized as cost of sales.

During 2009, the Company was successful in reestablishing gold production at the Briggs Mine. During the first half of 2009, the property was considered to be in the development stage. Gold production during the second quarter of 2009 was considered to be de minimis. During the development stage the costs to remove waste to uncover the initial ore reserves are capitalized as deferred stripping costs.

Given your proposed disclosure, it remains unclear how the distinction that you are making is consistent with this guidance. For example, you state that you are capitalizing costs of activities “…directed at obtaining greater definition of an ore body that is classified as proven and probable reserves,” but then indicate this may include costs of “previous drill programs” and studies “confirming potential economic viability of the resource; and preliminary estimates of resources….” We do not see adequate correlation between these activities and those that would be designed and intended to achieve greater information about proven and probable reserves already established. We reissue prior comment 4.

Response: See above.

3.
We note your response to prior comment 5, asserting that you will be using only proven and probable reserves in your DD&A computations. Please submit the disclosure that you propose to clarify this matter, also identifying the reserve unit of measurement and specifying whether production and the reserve basic utilized in the computation correspond to in-place or recoverable quantities.

Response: There was no production in 2008 and therefore no DD&A recorded related to the amortization of mineral reserves.

Clarifying disclosures regarding DD&A computations were made in our Current Filing. In the Current filing we state that “the unit-of –production (“UOP”) amortization method is based on estimated tons of in-place proven and probable ore reserves”.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company has attached the proposed amended pages to the Original Filing for review and comments by the Division of Corporate Finance.

Please do not hesitate to contact me if you have any further questions.

Sincerely,

Atna Resources Ltd.

/s/ David P. Suleski
David P. Suleski
Chief Financial Officer

Cc:	James Hesketh, Atna Resources Ltd.
Joe Adams, Ehrhardt Keefe Steiner Hottman PC
Bryan Howe, Ehrhardt Keefe Steiner Hottman PC
Richard Mattera, Hogan & Hartson L.L.P.

U.S. SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT No. 1
of
FORM 20-F/A

(Mark One)

☐ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ____________ to ____________

OR

☐ **SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
Date of event requiring this shell company report ________________

Commission File Number: 0-29336

ATNA RESOURCES LTD.
(Exact name of registrant as specified in its charter)

Province of British Columbia (Canada)
(Jurisdiction of incorporation or organization)

14142 Denver West Parkway, Suite 250
Golden, Colorado 80401
United States
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

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Explanatory Note: Atna Resources Ltd. (the "Registrant") is a Canadian issuer eligible to file its Annual Report pursuant to Section 13 of the Securities Exchange Act of 1934 (the "1934 Act") on Form 20-F. The Registrant is a "foreign private issuer" as defined in Rule 3b-4 under the 1934 Act and in Rule 405 under the Securities Act of 1933. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.

The Registrant is filing this Amendment No. 1 (this "Amendment") to its Annual Report on Form 20-F for the year ended December 31, 2008 (the "Original Filing") for the following purposes:

- To amend the disclosure in ITEM 3.A. – Selected Financial Data;
- To supplement the disclosure in ITEM 9.C. – Markets;
- To revise management's assessment of the effectiveness of its disclosure controls and procedures in ITEM 15. – Controls and Procedures;
- To amend the section 302 certifications filed in Exhibit 12.1 by the principal executive officers;

This Amendment does not amend or restate any information contained in the Original Filing other than as noted in the Explanatory Note. This Amendment does not purport to update any recent events or developments occurring after the date of the Original Filing.

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PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table summarizes certain consolidated financial information, which includes the accounts of the Company and its wholly owned subsidiary Canyon, incorporated in the State of Delaware, USA. The audited financial statements have been prepared in accordance with Generally Accepted Accounting Practices ('GAAP') in Canada and conform in all material respects with accounting principles generally accepted in the US except as indicated in Item 5 B. US GAAP Reconciliation with Canadian GAAP. The following information should be read in conjunction with these financial statements and notes thereto, included in Item 17 of this report. All monetary data herein is stated in Canadian dollars. See Exchange Rates Data in this section.

Year ended	2008	2007	2006
Total revenues	$ 156,800	Nil	Nil
Net income (loss)	$ 20,315,600	$ (3,348,300)	$ (2,565,800)
Basic and diluted income (loss) per share	$ 0.26	$ (0.05)	$ (0.04)
Working capital	$ 18,131,300	$ 10,570,700	$ 13,927,400
Total assets	$ 82,082,200	$ 13,487,700	$ 15,894,800
Total liabilites	$ 9,912,900	$ 1,075,500	$ 781,908
Total shareholders' equity	$ 72,169,300	$ 12,412,200	$ 15,112,900
Number of shares issued and outstanding	83,291,133	64,722,588	64,176,838

Year ended	2008	2007	2006	2005	2004
Total revenues	$ 156,800	Nil	Nil	Nil	Nil
Net income (loss)	$ 20,315,600	$ (3,348,300)	$ (2,565,800)	$ (12,721,800)	$ 379,100
Basic and diluted income (loss) per share	$ 0.26	$ (0.05)	$ (0.04)	$ (0.28)	$ 0.01
Working capital	$ 18,131,300	$ 10,570,700	$ 13,927,400	$ 14,998,400	$ 8,379,700
Total assets	$ 82,082,200	$ 13,487,700	$ 15,894,800	$ 17,093,400	$ 9,123,300
Total liabilites	$ 9,912,900	$ 1,075,500	$ 781,900	$ 1,726,300	$ 671,200
Total shareholders' equity	$ 72,169,300	$ 12,412,200	$ 15,112,900	$ 15,367,100	$ 8,452,100
Number of shares issued and outstanding	83,291,133	64,722,588	64,176,838	55,429,067	38,950,872

<u>Exchange Rate Data</u>

Unless otherwise indicated, all monetary references herein are denominated in Canadian Dollars. The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

As of December 31, 2008 and March 23, 2009, the noon rate as quoted by Bank of Canada was Cdn$1.23 and

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Third Quarter, ended 09/30/08	0.73	0.43
Fourth Quarter, ended 12/31/08	0.59	0.31
Fiscal 2009		
Period ended 03/19/09	0.84	0.51

For the most recent 6 months: the high and low market prices and the average daily trading volumes for each month:

	High - $	Low - $	Average Volume
March 1-19, 2009	0.70	0.57	70,649
February-09	0.80	0.64	139,879
January-09	0.84	0.51	74,829
December-08	0.59	0.32	127,262
November-08	0.42	0.32	117,475
October-08	0.47	0.31	174,432
September-08	0.65	0.43	134,648

B. Plan of Distribution

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C. Markets

The Company's common shares have been listed and traded in Canada on the Toronto Stock Exchange under the symbol "ATN" since March 14, 1996. The Company is also listed on the electronic pink sheets in the US under the symbol "ATNAF". In addition, the Company's common shares were listed and traded on the Vancouver Stock Exchange on September 12, 1986, however, at the request of the Company, due to relatively low trading volumes, they were de-listed from trading on the Vancouver Stock Exchange on January 31, 1997.

D. Selling Shareholders

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

E. Dilution

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

F. Expenses of the Issue

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

The table presented below reports on the current authorized capital of the Company.

Designation of Security	Authorized	Outstanding as at Dec. 31, 2008	Outstanding as at March 31, 2009
Common Shares without par value	Unlimited	83,291,133 shares	83,291,133 shares

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ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Management, including our chief executive officer and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a-15(e)) has concluded that our disclosure controls and procedures were not effective for the fiscal year ended December 31, 2008, because of a material weakness in internal control over financial reporting, as further described below.

Identified Material Weakness

In connection with the filing of the Company's Form 20-F for the fiscal year ending December 31, 2008 ("2008 Form 20-F"), the Company did not provide a complete report on internal controls over financial reporting. Failure to provide such a report on internal controls over financial reporting with its 2008 Form 20-F has caused the Company to conclude that its disclosure controls and procedures were not effective as of December 31, 2008. Therefore, the Company has filed this amendment to its 2008 Form 20-F (the "Amended 2008 Form 20-F"), to identify such material weakness and to address the Company's plan to remediate such weakness in the future.

Remediation of Material Weakness

The following is a summary description of the changes in the Company's disclosure controls and procedures implemented during the year ended December 31, 2009 to remediate the material weakness that the Company has identified:

- The Company took steps to ensure the closing process was moved forward to ensure adequate time to thoroughly review its financial report and related disclosures.
- The Company hired another senior staff accountant to relieve some of the time pressures in the closing process.
- The accounting staff has increased the utilization of additional review checklists and GAAP accounting software.

The Company believes that, as of the date of the filing of this Amended 2008 Form 20-F, the Company has remediated the material weakness in its disclosure controls and procedures identified above. The above disclosed material weakness did not result in adjustments to the Company's consolidated financial statements for the year ended December 31, 2008.

Management's Annual Report on Internal Control Over Financial Reporting

Management, including the chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with appropriate authorizations; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.

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Management assessed the effectiveness of internal control over financial reporting as of December 31, 2008. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission. Based on that assessment, management has concluded that internal control over financial reporting was not effective as of December 31, 2008, as described above.

This Amended 2008 Form 20-F does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial report. Management's report was not subject to attestation by the independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

The changes discussed above under the heading "Remediation of Material Weakness" identify significant changes in internal control over financial reporting that occurred after our fiscal year ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Evaluation of disclosure controls and procedures

The Company's principal executive officer and its principal financial officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) on December 31, 2008, concluded that, as of such date, the Company's disclosure controls and procedures were adequate and effective.

Management's annual report on internal control over financial reporting

Management has designed, established and is maintaining a system of internal control over financial reporting ("ICFR") to provide reasonable assurance that the financial information disclosed in this document and the related financial statements is reliable. The financial information was prepared by the company for external purposes and has been recorded, processed, summarized and reported to the Company's Board of Directors and Audit Committee in an accurate and timely manner in accordance with Canadian GAAP and reconciled to U.S.GAAP on and annual basis.

Changes in internal control over financial reporting. There were no changes in internal control over financial reporting that occurred during our fiscal year ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT AND CODE OF ETHICS

A. Audit Committee Financial Expert

The Company's Board of Directors has determined that it has at least one audit committee financial expert (as such term is defined in the rules and regulations of the SEC) serving on its Audit Committee. Mr. David Fagin has been determined to be such audit committee financial expert and is independent as defined in National Instrument 58-101, meaning that, he has no direct or indirect relationship with the issuer which could, in the view of the Board, reasonably be expected to interfere with the exercise of his independent judgement, and is not otherwise deemed not to be independent. The SEC has indicated that the designation of an audit committee financial expert does not make Mr. Fagin an "expert" for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

B. Code of Ethics

The Company has adopted the following code of ethics that applies to all the Company's Officers, including the Chief Executive Officer and the Chief Financial Officer. The Code of Ethics has been posted to the Company's website at http://www.atna.com/i/pdf/CodeEthics.pdf.

It is the policy of the Company that all officers, including the Chief Executive Officer and the Chief Financial Officer, adhere to and advocates the following principles governing their professional and ethical conduct in the fulfillment of their responsibilities:

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CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO RULE 13(a)-14(a)/15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, James K. B. Hesketh, certify that:

1. I have reviewed this annual report on Form 20-F of Atna Resources Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the period presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting , or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ James K. B. Hesketh — Date: April [•], 2010~~March 30, 2009~~

James K. B. Hesketh, Chief Executive Officer

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO RULE 13(a)-14(a)/15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, David P. Suleski, certify that:

1. I have reviewed this annual report on Form 20-F of Atna Resources Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the period presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting , or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ David P. Suleski Date: April [•], 2010~~March 30, 2009~~
David P. Suleski, Chief Financial Officer

Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, James K. B. Hesketh, the Chief Executive Officer of Atna Resources Ltd. (the "Company"), hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) the Annual Report on Form 20-F of the Company for the fiscal year ended December 31, 2008, filed on the date hereof with the Securities and Exchange Commission (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April [•], 2010

/s/ James K. B. Hesketh
James K. B. Hesketh
Chief Executive Officer

Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, David P. Suleski, the Chief Financial Officer of Atna Resources Ltd. (the "Company"), hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) the Annual Report on Form 20-F of the Company for the fiscal year ended December 31, 2008, filed on the date hereof with the Securities and Exchange Commission (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April [•], 2010

/s/ David P. Suleski
David P. Suleski
Chief Financial Officer